[redacted]

08031947

SEC Mail Processing Section
MAY 3 0 2008
Washington, DC
101

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47755

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ash Securities Wholesaling Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7609 W Jefferson Blvd
(No. and Street)

Fort Wayne	Indiana	46804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy E Ash, President and Chief Executive Officer — 260-478-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company
(Name – *if individual, state last, first, middle name*)

9910 Dupont Circle Drive East, Suite 230	Fort Wayne	Indiana	46825-1612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 5 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy E Ash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ash Securities Wholesaling Inc., as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

RITA K. SNYDER
Notary Public, State of Indiana
County of Allen
My Commission Expires Jun 26, 2008

NOTARY SEAL INDIANA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASH SECURITIES WHOLESALING, INC.

FINANCIAL STATEMENTS
March 31, 2008

ASH SECURITIES WHOLESALING, INC.
Fort Wayne, Indiana

FINANCIAL STATEMENTS
March 31, 2008

CONTENTS

REPORT OF INDEPENDENT AUDITORS 1

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION 2

STATEMENT OF OPERATIONS 3

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY 4

STATEMENT OF CASH FLOWS 5

NOTES TO THE FINANCIAL STATEMENTS 6

SUPPLEMENTARY INFORMATION

SCHEDULE I-
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION 8

SCHEDULE II-
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION 9

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 10

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Ash Securities Wholesaling, Inc.
Fort Wayne, Indiana

We have audited the accompanying statement of financial condition of Ash Securities Wholesaling, Inc. ("the Company") as of March 31, 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ash Securities Wholesaling, Inc. as of March 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Fort Wayne, Indiana
May 27, 2008

FINANCIAL STATEMENTS

ASH SECURITIES WHOLESALING, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2008

ASSETS		
Cash	$	853,408
Commissions receivable		18,232
Income taxes receivable		25,000
Deferred income taxes		613,584
Goodwill		2,225,971
Total assets	$	3,736,195

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	50,419
Stockholders' equity		
Common stock, no par value, 1,000 shares authorized, 100 shares issued, 85 shares outstanding		4,213,045
Additional paid-in capital		25,000
Retained earnings		347,731
		4,585,776
Less common stock in treasury (15 shares, at cost)		(900,000)
Total stockholders' equity		3,685,776
Total liabilities and stockholders' equity	$	3,736,195

See accompanying notes to the financial statements.

ASH SECURITIES WHOLESALING, INC.
STATEMENT OF OPERATIONS
For the year ended March 31, 2008

Revenues	
Commissions	$ 912,167
Other	81,281
Total revenues	993,448
Expenses	
Commissions and employee compensation	1,199,749
Communications and data processing	54,782
Legal and professional	27,096
Occupancy	72,000
Licenses	45,410
Total expenses	1,399,037
Loss before benefit from income taxes	(405,589)
Benefit from income taxes	164,365
Net loss	$ (241,224)

See accompanying notes to the financial statements.

ASH SECURITIES WHOLESALING, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended March 31, 2008

Common stock	$ 4,213,045
Additional paid-in capital	25,000
Retained earnings	
Balance, beginning of year	588,955
Net loss	(241,224)
Balance, end of year	347,731
Treasury stock	(900,000)
Total stockholders' equity	$ 3,685,776

See accompanying notes to the financial statements.

ASH SECURITIES WHOLESALING, INC.
STATEMENT OF CASH FLOWS
For the year ended March 31, 2008

Cash flows from operating activities	
Net loss	$ (241,224)
Adjustments to reconcile net loss to net cash used in operating activities	
Deferred income taxes	(123,584)
Changes in operating assets and liabilities	
Commissions receivable	8,356
Income taxes receivable	(25,000)
Accounts payable and accrued expenses	(17,061)
Net cash used in operating activities	(398,513)
Cash flows from investing activities	
Maturity of certificate of deposit	1,000,000
Cash, beginning of year	251,921
Cash, end of year	$ 853,408

Supplemental disclosure of cash flows information:	
Income tax payments	$ 25,000

See accompanying notes to the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations: Ash Securities Wholesaling, Inc. ("the Company"), an Indiana Corporation, is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA was created in July 2007 through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company is engaged in the wholesale brokerage of variable annuity and variable universal life insurance products, principally in the United States of America.

Goodwill: Goodwill is subjected to impairment testing on an annual basis and between annual tests in certain circumstances. No goodwill was acquired during the reporting period and no impairment of existing goodwill has been recognized.

Income taxes: Income taxes are accounted for under the asset and liability method. Under this method, the Company recognizes deferred income tax assets and liabilities for the amount of taxes payable or deductible in future years for differences between the income tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred income tax assets and liabilities are measured using enacted tax rates anticipated to be in effect for the years in which those differences are expected to reverse. If it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is recorded.

Revenue recognition: The Company earns commissions under FINRA regulation over sales of life insurance and annuity products with variable underlyings. Sale of such variable products by product offerors must be transacted through a registered broker-dealer. Commissions are recognized when the applicable transaction is completed.

Use of estimates: Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash concentration: From time-to-time, the Company has cash on deposit in excess of insured amounts.

NOTE 2 - INCOME TAXES

The current and deferred components of the benefit from income taxes included in the statement of operations are as follow:

	Current	Deferred	Total
U.S. federal	$ -	$ 132,248	$ 132,248
U.S. state	-	32,117	32,117
	$ -	$ 164,365	$ 164,365

(Continued)

NOTE 2 - INCOME TAXES (Continued)

At March 31, 2008, the reported deferred income tax assets are principally related to the temporary difference between the tax basis and carrying amount of goodwill and an operating loss carryforward of approximately $737,000, which expires in 2028. Management believes sufficient taxable income will, more likely than not, exist to realize the recorded deferred income tax assets entirely.

Reconciliation of the reported income tax benefit to that which would result by applying the U.S. domestic statutory rate of 35% to loss before benefit from income taxes is presented below:

Expected income tax benefit at 35% U.S. statutory tax rate	$	(141,956)
The effects of:		
State income taxes		(22,409)
Benefit from income taxes	$	(164,365)

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. At March 31, 2008, the Company had net capital of $802,989, which was $797,989 in excess of its net capital of $5,000. The Company's net capital ratio was .06 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

During the year ended March 31, 2008, the Company paid Ash Brokerage Corporation, an affiliate under common ownership and management, approximately $305,000 for data processing, communications and administrative charges. At March 31, 2008, approximately $25,000 was due Ash Brokerage Corporation for services rendered under this arrangement, which is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

The Company leases office space on a month-to-month basis from Ash Realty, LLC, an affiliate under common ownership and management. Rents paid to Ash Realty, LLC during the year ended March 31, 2008 approximated $76,000. No amounts were due to Ash Realty, LLC at March 31, 2008.

The Company paid bonuses of approximately $960,000 to its stockholders during the year.

(Continued)

SUPPLEMENTARY INFORMATION

ASH SECURITIES WHOLESALING, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
March 31, 2008

Computation of Net capital		
Total stockholders' equity	$	3,685,776
Deductions		
Nonallowable assets		
Unsecured receivables		43,232
Goodwill		2,225,971
Deferred income taxes		613,584
		2,882,787
Net capital	$	802,989
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	50,419
Computation of basic net capital requirement		
Minimum net capital requirement (6-2/3% of aggregate indebtedness or $5,000 minimum)	$	5,000
Excess net capital	$	797,989
Excess net capital at 1,000 percent (net capital in excess of 10% of aggregate indebtedness)	$	797,947
Ratio: Aggregate indebtedness to net capital		6%
Reconciliation with the Company's Computation:		
(included in Part II of Form X-17a-5 for the Year Ended March 31, 2008)		
Net capital	$	772,098
Audit adjustments*		30,891
Net capital, per above computation	$	802,989
Aggregate indebtedness	$	81,311
Audit adjustments*		(30,892)
Aggregated indebtedness, per above computation	$	50,419

*Audit adjustment was made to reverse duplicate accrued amount.

(Continued)

ASH SECURITIES WHOLESALING, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
March 31, 2008

Ash Securities Wholesaling, Inc. is exempt from Rule 15c3-3. There were no security transactions during the year ended March 31, 2008.

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Ash Securities Wholesaling, Inc.
Fort Wayne, Indiana

In planning and performing our audit of the financial statements and supplemental schedules of Ash Securities Wholesaling, Inc. ("the Company") as of and for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the United States Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the stockholders, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Fort Wayne, Indiana
May 27, 2008

END